

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2020

Yongdong Peng
Chief Executive Officer
KE Holdings Inc.
Building Fudao, No. 11 Kaituo Road, Haidian District
Beijing 100085
People's Republic of China

>   **Re: KE Holdings Inc.**
>   **Amendment No. 1 to Registration Statement on Form F-1**
>   **Filed July 31, 2020**
>   **File No. 333-240068**

Dear Mr. Peng:

   We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Form F-1 filed on July 31, 2020

Six Months ended June 30, 2020 Compared to Six Months ended June 30, 2019, page 106

1.   We note your disclosure indicates that you acquired certain brokerage firms as an effort to promote the usage of your platform in the first half of 2019 and that part of the acquisition consideration was therefore recorded as other marketing related expenses. Please help us to better understand how you determined the portion of acquisition consideration that was applied to other marketing related expenses versus the amount to be capitalized as part of your 2019 acquisitions. In your response, quantify the amount of acquisition consideration expensed to other marketing related expenses in 2019 and cite any references to accounting guidance which support your treatment of these amounts.

You may contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Erin E. Martin at 202-551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Z. Julie Gao